UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64083/ March 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14180

In the Matter of	:	ORDER MAKING FINDINGS
	:	AND REVOKING
ABSOLUTEFUTURE.COM	:	REGISTRATION BY DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 7, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). A prehearing conference is currently scheduled for March 23, 2011.

AbsoluteFuture.com was served with the OIP on February 15, 2011, and had until February 28, 2011, to file its Answer. See OIP at 2; 17 C.F.R. § 201.160(b). In the OIP and an Order issued February 23, 2011, Respondent was put on notice that failure to file an Answer may be grounds for finding it in default. Since Respondent has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true, with official notice taken of its public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

AbsoluteFuture.com (CIK No. 1061103) is a revoked Nevada corporation located in Bellevue, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $5.8 million for the prior nine months. The company's stock (symbol AFTI) has previously traded in the grey market.

In addition to its repeated failures to file timely periodic reports, the Respondent has also failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports; Rule

13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, AbsoluteFuture.com failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AbsoluteFuture.com is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge